EXHIBIT 1

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to here in as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: November 14, 2025

Squadron Master Fund LP
By: /s/ Squadron Partners LLC, its General Partner
By: /s/ Matthew Sesterhenn
Name: Matthew Sesterhenn
Title: Partner

Squadron Capital Management, LLC
By: /s/ Matthew Sesterhenn
Name: Matthew Sesterhenn
Title: Partner

Matthew Sesterhenn
By: /s/ Matthew Sesterhenn

William Blank
By: /s/ William Blank